Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts	2007	2006	2005
Earnings from continuing operations	$1,215	$1,282	$684
Discontinued operations	(47)	(232)	416
Net earnings	1,168	1,050	1,100
Effect of dilutive securities	–	13	27
Net earnings - assuming dilution	$1,168	$1,063	$1,127
Average common shares outstanding	428.9	476.1	486.0
Effect of dilutive securities
Restricted performance share plan	3.7	3.0	0.8
Stock options(a)	0.4	0.2	2.9
Contingently convertible debt	–	9.4	20.0
Average common shares outstanding - assuming dilution	433.0	488.7	509.7
Earnings per common share from continuing operations	$2.83	$2.69	$1.41
Discontinued operations	(0.11)	(0.48)	0.85
Net earnings per common share	$2.72	$2.21	$2.26
Earnings per common share from continuing operations - assuming dilution	$2.81	$2.65	$1.40
Discontinued operations	(0.11)	(0.47)	0.81
Net earnings per common share - assuming dilution	$2.70	$2.18	$2.21

(a)

Options to purchase 17.5 million, 30.1 million and 30.5 million shares for the years ended December 31, 2007, 2006 and 2005, respectively, were not included in the computation of diluted common shares outstanding because their exercise price exceeded the average market price of the Company’s common stock for each respective reporting date.